Allianz Life Insurance Company of North America
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
(763) 765-2913

February 23, 2004

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
450 Fifth Street, N.W.
Washington, DC 20549


Re: Allianz Life Insurance Company of North America
    Allianz Life Variable Account B
    File Nos. 333-111049 and 811-05618
    CIK # 0000836346
    Accession # 0000836346-04-000001
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Dear Sir/Madam:

On February 20, 2004 the above-referenced N4/A filing was forwarded via Edgar. The purpose this filing was to respond to written comments received from Mr. Sonny Oh with respect to Registrant's Initial Registration Statement on Form N-4, filed on December 10, 2003. We are hereby requesting withdrawal of the previously accepted filing under Form Type AW and we will be resubmitting the filing.

Please contact me with any questions or comments you may have concerning the enclosed. I may be reached at the following address and phone number: Allianz Life, 5701 Golden Hills Drive, Mpls, MN 55416. Telephone: (763)765-2913


Sincerely,

Allianz Life Insurance Company of North America

By: /s/ STEWART D. GREGG
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        Stewart D. Gregg